SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

SAEXPLORATION HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78636X204
(CUSIP Number)

with a copy to:
Eric M. Albert BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, New York 10017 212-905-5647
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IA

 (1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Capital Management, LLC (“BMCM”) the investment manager of each of: (i) Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”), which is the direct owner of 1,647,107 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants and 18,951,598 Series E Warrants; (ii) BlueMountain Guadalupe Peak Fund L.P. (“BMGP”), which is the direct owner of 80,647 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 919,281 Series E Warrants; (iii) BlueMountain Kicking Horse Fund L.P. (“BMKH”), which is the direct owner of 61,411 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants and 700,093 Series E Warrants (iv) BlueMountain Summit Trading L.P. (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), which is the direct owner of 160,171 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants and 1,818,934 Series E Warrants (v) BlueMountain Timberline Ltd. (“BMT”), which is the direct owner of 59,405 shares of Common Stock, 91,815 Series C Warrants, 187,597 Series D Warrants and 1,102,483 Series E Warrants; and (vi) BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM” and, together with the Partnerships and BMT, the “Funds”), which is the direct owner of 373,365 shares of Common Stock, 353,634 Series C Warrants, 722,543 Series D Warrants and 4,226,733 Series E Warrants. BMCM, although it directs the voting and disposition of the securities held by the Funds, only receives an asset-based fee relating to the securities held by the Funds.

Blue Mountain CA Master Fund GP, Ltd. (“BMCA GP”) is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by it; (ii) BlueMountain Summit Opportunities GP II, LLC (“BMST GP”) is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by it; (iii) BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by it; (iv) BlueMountain Montenvers GP S.à r.l. (“BMM GP”) is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by it; and (v) BlueMountain Kicking Horse Fund GP, LLC (“BMKH GP” and, together with BMCA GP, BMST GP, and BMGP GP, the “General Partners”) is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by it. BlueMountain GP Holdings, LLC (“GP Holdings”) is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships. BMCM is the sole owner of BMM GP and thus has an indirect profits interest in the securities beneficially owned by BMM.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain GP Holdings, LLC (“GP Holdings”) is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships (defined below). (i) Blue Mountain CA Master Fund GP, Ltd. (“BMCA GP”) is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by it; (ii) BlueMountain Summit Opportunities GP II, LLC (“BMST GP”) is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by it; (iii) BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by it; and (iv) BlueMountain Kicking Horse Fund GP, LLC (“BMKH GP”) is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by it.

Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”) is the direct owner of 1,647,107 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants and 18,951,598 Series E Warrants; (ii) BlueMountain Guadalupe Peak Fund L.P. (“BMGP”), which is the direct owner of 80,647 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 919,281 Series E Warrants; (iii) BlueMountain Kicking Horse Fund L.P. (“BMKH”), which is the direct owner of 61,411 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants and 700,093 Series E Warrants (iv) BlueMountain Summit Trading L.P. (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), which is the direct owner of 160,171 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants and 1,818,934 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer)

.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”), is the direct owner of 1,647,107 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants and 18,951,598 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

USIP No. 78636X204
1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”), is the direct owner of 1,647,107 shares of Common Stock, 1,585,686 Series C Warrants, 3,239,910 Series D Warrants and 18,951,598 Series E Warrants.

Blue Mountain CA Master Fund GP, Ltd. is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by it.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	123,420(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	123,420(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,420(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Guadalupe Peak Fund L.P. (“BMGP”) is the direct owner of 80,647 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 919,281 Series E Warrants. BlueMountain Long/Short Credit GP, LLC is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by it.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	123,420(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	123,420(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
123,420(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Guadalupe Peak Fund L.P. (“BMGP”) is the direct owner of 80,647 shares of Common Stock, 76,393 Series C Warrants, 156,099 Series D Warrants and 919,281 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	938,540(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	938,540(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
938,540(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Kicking Horse Fund L.P. (“BMKH”) is the direct owner of 61,411 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants and 700,093 Series E Warrants. BlueMountain Kicking Horse Fund GP, LLC is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by it.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	938,540(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	938,540(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
938,540(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Kicking Horse Fund L.P. is the direct owner of 61,411 shares of Common Stock, 58,174 Series C Warrants, 118,862 Series D Warrants and 700,093 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	1,441,300(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	1,441,300(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,441,300(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Timberline Ltd. is the direct owner of 59,405 shares of Common Stock, 91,815 Series C Warrants, 187,597 Series D Warrants and 1,102,483 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	2,440,797(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	2,440,797(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,440,797(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Summit Trading L.P. (“BMST”) is the direct owner of 160,171 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants and 1,818,934 Series E Warrants

BlueMountain Summit Opportunities GP II, LLC is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by it.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	2,440,797(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	2,440,797(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,440,797(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Summit Trading L.P. (“BMST”) is the direct owner of 160,171 shares of Common Stock, 151,711 Series C Warrants, 309,981 Series D Warrants and 1,818,934 Series E Warrants

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM”) is the direct owner of 373,365 shares of Common Stock, 353,634 Series C Warrants, 722,543 Series D Warrants and 4,226,733 Series E Warrants. BlueMountain Montenvers GP S.à r.l. (“BMM GP”) is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by it.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 34,977,087 shares of Common Stock (as defined in Item 1) outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018.

BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM”) is the direct owner of 373,365 shares of Common Stock, 353,634 Series C Warrants, 722,543 Series D Warrants and 4,226,733 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

Explanatory Note:

This Amendment No. 5 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 8, 2016 (as amended by Amendment No. 1 thereto filed on December 21, 2017, as amended by Amendment No. 2 filed on December 26, 2017, as amended by Amendment No. 3 filed on February 2, 2018, as further amended by Amendment No. 4 filed on March 14, 2018 the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On September 6, 2018, the Issuer issued 14,073,844 shares of Common Stock and 94,813,594 Series E Warrants to purchase shares of Common Stock with terms identical to those of the Series C Warrants (the “Series E Warrants”) in connection with a mandatory conversion of the Series A Preferred Stock.

As a result of the mandatory conversion, the Issuer converted all outstanding shares of the Series A Preferred Stock into shares of Common Stock and/or Series E Warrants, upon which each holder of Series A Preferred Stock received, for each share of Series A Preferred Stock being converted, a number of shares of Common Stock and/or a number of Series E Warrants, in aggregate equal to the conversion rate. The initial conversion rate for the Series A Preferred Stock is 3,271.4653 shares of Common Stock, or, if a warrant election is made, 3,271.4653 Series E Warrants (with shares of Common Stock or Series E Warrants, as applicable, issued in whole integral multiples, rounded down in lieu of any fractional shares or warrants, as applicable), per share of Series A Preferred Stock. The Funds, elected to receive solely Series E Warrants. The Funds received an aggregate of 27,719,122 Series E Warrants.

Each Series E Warrant is immediately exercisable by the holder for one share of Common Stock at a price equal to $0.0001. The Series E Warrants are also exercisable at the option of the Issuer in connection with a full redemption of the Series A Preferred Stock or upon a change of control of the Issuer. At all times a holder of Series E Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series E Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

The foregoing summary of the Series E Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Series E Warrant Agreement a copy of which is incorporated by reference as Exhibit 19 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information below.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 34,977,087 shares of Common Stock outstanding as of September 6, 2018, as disclosed in the Form 8-K filed by the Issuer on September 11, 2018. The information set forth in Rows 7-13 and the footnotes of each Cover Page, as well as the information set forth in Item 3 of this Schedule 13D, are hereby incorporated herein by reference.

During the past sixty (60) days on or prior to September 6, 2018 (the “Event Date”), and from the Event Date to the Filing Date, other than as set forth herein, there have been no additional transactions in Issuer’s securities.

Item 7.   Material to be Filed as Exhibits.

18. Joint Filing Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on December 26, 2017).

19. Warrant Agreement for the Series E Warrants (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 11, 2018).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: September 14, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).